GLOBAL INDUSTRIES CORP.
Suite #386 – 1917 W. 4th  Ave.
Vancouver, British Columbia, Canada V6J 1M7
Telephone: (604) 719-5380

January 4, 2008

Scott M. Anderegg                                                                                               VIA EDGAR AND VIA FAX AT
Division of Corporation Finance                                                                        (202) 772-9361
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Phone: (202) 551-3342
Fax: (202) 772-9361

Re: Global Industries Corp.
Registration Statement on Form SB-2/A
Filed December 14, 2007
File No. 333-146883

Dear Mr. Anderegg:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Tuesday, January 8, 2008, or as soon thereafter as practicable.

Additionally, Global Industries Corp. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

Global Industries Corp.

/s/ Shane Whittle
Shane Whittle
Chief Executive Officer